SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 22, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated December 21, 2008, contains a press release announcing the arrangement of a financing package for Qimonda AG.

News Release / Presseinformation
Financing Package for Qimonda Arranged
Neubiberg, Germany — December 21, 2008 — The German Free State of Saxony, Qimonda AG (NYSE: QI) and Infineon Technologies AG (FSE/NYSE: IFX) today jointly announced a financing package for Qimonda. The package includes a Euro 150 million loan from the German Free State of Saxony, a Euro 100 million loan from a financial institution in Portugal and a Euro 75 million loan from Infineon. Infineon currently holds a 77.5 percent equity interest in Qimonda.
“I am highly pleased, that with the generous support of the governments of the Free State of Saxony, the Federal Republic of Germany and the State of Portugal, we jointly succeeded in tying up a package which provides Qimonda with the opportunity to shape its future. This is good news for the employees of our subsidiary Qimonda before the holiday season,” says Peter Bauer, CEO of Infineon Technologies AG.
In spite of the extremely difficult situation of the world market and the semiconductor industry, Infineon intends to contribute to the package with a loan of Euro 75 million. This sum represents the maximum contribution Infineon can possibly make in light of the economic surroundings.
In addition to the financing package announced today, Qimonda expects to receive guarantees totaling Euro 280 million from the Federal Government of Germany and the Free State of Saxony. Based on such guarantees, Qimonda is already in advanced negotiations regarding additional bank financing totaling Euro 150 million.
The availability of the total financing package is contingent upon successful completion of the relevant national and European approval procedures as well as on the final agreement on the detailed terms and conditions of the various financings. The overall package is intended to given Qimonda the chance to stabilize the company and to introduce Buried Wordline Technology into volume production.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Infineon currently holds a 77.5 percent equity interest in Qimonda AG, a leading supplier of DRAM memory products. Qimonda is separately listed on the New York Stock Exchange under the ticker symbol “QI”.
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
For the Business and Trade Press: INFXX200812.022e

Media Relations Technology:	Name:	Phone:	Email:
Worldwide Headquarters	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com

U.S.A.	Mitch Ahiers	+1 408 503 2791	mitch.ahiers@infineon.com

Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com

Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com

Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: December 22, 2008	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer